Filed Pursuant to Rule 424(B)(3)

Registration No. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 4 DATED DECEMBER 31, 2012

TO THE PROSPECTUS DATED OCTOBER 26, 2012

This document supplements, and should be read in conjunction with, our prospectus dated October 26, 2012 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 1 dated October 26, 2012, Supplement No. 2 dated November 13, 2012, and Supplement No. 3 dated December 18, 2012. Unless otherwise defined in this Supplement No. 4, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the status of the offering;

•	the acquisition of Village One Plaza;

•	the acquisition of Hilfiker Square;

•	the acquisition of Quartz Hill Towne Centre;

•	the execution of an agreement to acquire a shopping center located in Fairlawn, Ohio

•	the execution of a secured revolving credit facility; and

•	information regarding our current leverage ratio.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of December 28, 2012, we had raised aggregate gross offering proceeds of approximately $135.4 million from the sale of approximately 13.7 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Property Acquisitions

Village One Plaza

On December 28, 2012, we, through a wholly-owned subsidiary, purchased a grocery-anchored shopping center containing 105,658 rentable square feet located on approximately 10.6 acres of land in Modesto, California (“Village One Plaza”) for approximately $26.5 million, exclusive of closing costs. We funded the purchase price with proceeds from a revolving credit facility with KeyBank National Association. Village One Plaza was constructed in 2007. Village One Plaza was purchased from Village One Plaza LLC, a California limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

Village One Plaza is approximately 91.6% leased to 19 tenants. The largest tenant at Village One Plaza is a Raley’s grocery store, which occupies approximately 62.2% of the rentable square feet at Village One Plaza. The current aggregate annual effective rent for the tenants of Village One Plaza is approximately $2.1 million and the current weighted-average remaining lease term for the tenants is approximately 13.8 years. The current weighted-average effective rental rate over the lease term, which is calculated as the annualized effective rent divided by the leased rentable square feet, is approximately $22.09 per square foot.

The table below sets forth a schedule of expiring leases for Village One Plaza by square footage and by annualized contractual base rent as of December 28, 2012.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2012	—	—	—	—	—
2013	2	64,944	3.0%	2,680	2.8%
2014	2	58,485	2.7%	2,300	2.4%
2015	1	33,600	1.6%	900	0.9%
2016	2	44,580	2.1%	2,050	2.1%
2017	7	547,122	25.6%	16,300	16.8%
2018	1	29,894	1.4%	850	0.9%
2019	1	82,080	3.8%	2,400	2.5%
2020	—	—	—	—	—
2021	1	21,754	1.0%	1,100	1.1%
Thereafter	2	1,255,009	58.7%	68,203	70.5%

Based on the current condition of Village One Plaza, we do not believe that it will be necessary to make significant renovations to the property. Our management believes that Village One Plaza is adequately insured.

Hilfiker Square Acquisition

On December 28, 2012, we, through a wholly-owned subsidiary, purchased a grocery-anchored shopping center containing 38,558 rentable square feet located on approximately 3.4 acres of land in Salem, Oregon (“Hilfiker Square”) for approximately $8.0 million, exclusive of closing costs. We funded the purchase price with proceeds from a revolving credit facility with KeyBank National Association. Hilfiker Square was originally constructed in 1982 and was renovated in 2011. Hilfiker Square was purchased from Hilfiker Square, LLC, an Oregon limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

Hilfiker Square is approximately 100.0% leased to four tenants. The shopping center is anchored by a Trader Joe’s grocery store, which occupies approximately 35.0% of the rentable square feet at Hilfiker Square. The current aggregate annual effective rent for the tenants of Hilfiker Square is approximately $480,000 and the current weighted-average remaining lease term for the tenants is approximately 9.5 years. The current weighted-average effective rental rate over the lease term, which is calculated as the annualized effective rent divided by the leased rentable square feet, is approximately $12.37 per square foot.

Based on the current condition of Hilfiker Square, we do not believe that it will be necessary to make significant renovations to the property. Our management believes that Hilfiker Square is adequately insured.

Quartz Hill Towne Centre Acquisition

On December 26, 2012, we, through a wholly-owned subsidiary, purchased a grocery-anchored shopping center containing 110,306 rentable square feet located on approximately 10.0 acres of land in Lancaster, California (“Quartz Hill”) for approximately $21.0 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. Quartz Hill was originally constructed in 1991 and was renovated in 2012. Quartz Hill was purchased from Wood Lancaster #1, a California limited partnership, which is not affiliated with us, our advisor, or our sub-advisor.

Quartz Hill is approximately 98.1% leased to 19 tenants. The largest tenant at Quartz Hill is a Vons grocery store (a subsidiary of Safeway), which occupies approximately 45.2% of the rentable square feet at Quartz Hill. The current aggregate annual effective rent for the tenants of Quartz Hill is approximately $1.6 million and the current weighted-average remaining lease term for the tenants is approximately 4.1 years. The current weighted-average effective rental rate over the lease term, which is calculated as the annualized effective rent divided by the leased rentable square feet, is approximately $14.56 per square foot.

Based on the current condition of Quartz Hill, we do not believe that it will be necessary to make significant renovations to the property. Our management believes that Quartz Hill is adequately insured.

The weighted-average year-one yield of real estate properties we have acquired during the 12 months ending December 28, 2012, including Village One Plaza, Hilfiker Square, and Quartz Hill, is approximately 8.0%. The year-one yield is equal to the estimated first-year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first-year net operating income on our real estate investments is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time we acquire the property on a straight-line basis, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property. Estimated first-year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

Purchase and Sale Agreement

On December 13, 2012, we, through an affiliate, entered into a purchase and sale agreement with AG/WP Fairlawn Owner, LLC, a Delaware limited liability company, to acquire a shopping center containing approximately 348,255 rentable square feet located on approximately 30.0 acres of land in Fairlawn, Ohio (“Fairlawn Town Centre”). The contract purchase price for Fairlawn Town Centre is approximately $42.2 million, excluding closing costs. The seller is not affiliated with us or any of our affiliates. Pursuant to the purchase and sale agreement, we would be obligated to purchase Fairlawn Town Centre only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may currently forfeit up to $600,000 of earnest money.

Currently, Fairlawn Town Centre is 95.4% leased to 39 tenants, including a Giant Eagle grocery store and Marc’s, which occupy approximately 27.3% and 10.4%, respectively, of the total rentable square feet of Fairlawn Town Centre. Giant Eagle is a market-leading grocery chain in the Pittsburgh and eastern Ohio regions.

The Giant Eagle lease expires in June of 2025 and the average rental rate over the remaining lease term is approximately $81,034 per month. Giant Eagle has six options to extend the term of its lease by five years each. The Marc’s lease expires in June of 2016 and the average rental rate over the remaining lease term is approximately $31,847 per month. Marc’s has two options to extend the term of its lease by five years each.

Fairlawn Town Centre was constructed in 1962 and renovated in 2012. The average occupancy rate for Fairlawn Town Centre in 2012 was 91.2%. The average effective annual rental rate per square foot for Fairlawn Town Centre in 2012 was $11.36. We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

The table below sets forth a schedule of expiring leases for Fairlawn Town Centre by square footage and by annualized contractual base rent as of December 27, 2012.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2012	1	$21,213	0.5%	1,268	0.4%
2013	4	$79,365	2.0%	4,203	1.3%
2014	12	$991,002	24.3%	85,790	25.8%
2015	5	$271,439	6.7%	17,408	5.2%
2016	3	$427,794	10.5%	39,810	12.0%
2017	5	$245,405	6.0%	17,419	5.3%
2018	2	$128,721	3.2%	10,457	3.2%
2019	2	$133,150	3.3%	6,950	2.1%
2020	—	—	—	—	—
2021	—	—	—	—	—
Thereafter	5	$1,782,172	43.7%	148,760	44.8%

We currently have no plans for capital improvement of Fairlawn Town Centre and we believe that Fairlawn Town Centre is suitable for its intended purpose and adequately insured.

Secured Revolving Credit Facility

On December 24, 2012, we, through Phillips Edison – ARC Shopping Center Operating Partnership, L.P., our operating partnership (the “Operating Partnership”), entered into a secured revolving credit facility (the “Secured Credit Facility”) with KeyBank National Association, an unaffiliated entity, as sole lead arranger (“KeyBank”), to borrow up to $40.0 million. The Secured Credit Facility includes a sublimit of $4.0 million for swing line loans and a sublimit of $4.0 million for letters of credit. The Secured Credit Facility provides the Operating Partnership with the ability from time to time to increase the size of the Secured Credit Facility up to a total of $250.0 million. The Secured Credit Facility will be secured by those properties in our portfolio that we choose to add to the borrowing base. We intend to use the Secured Credit Facility to fund the acquisition of grocery-anchored shopping centers.

The Secured Credit Facility matures on December 24, 2015 and contains two one-year extension options that the Operating Partnership may exercise upon payment of extension fees equal to 0.20% and 0.30%, respectively, of the total commitment under the Secured Credit Facility at the time of each applicable extension. Amounts outstanding under the Secured Credit Facility will bear interest at either (1) the sum of (a) the greater of (x) the prime rate announced by KeyBank from time to time or (y) the federal funds effective rate plus 0.50%, plus (b) 1.0% to 2.0% depending upon our then current leverage ratio (the “Base Rate”) or (2) LIBOR plus 2.0% to 3.0% depending upon our then current leverage ratio (the “Fixed Rate”). The Operating Partnership has the option to elect whether advances under the Secured Credit Facility will incur interest at either the Base Rate or the Fixed Rate. The Operating Partnership must pay to KeyBank a quarterly unused facility fee that equals the amount of the Secured Credit Facility unused by the Operating Partnership on a given day multiplied by either (i) 0.20% if 50% or more of the Secured Credit Facility is being used or, (ii) 0.30% if less than 50% of the Secured Credit Facility is being used.

The Secured Credit Facility requires monthly payments of accrued unpaid interest. The Operating Partnership has the right to prepay any outstanding amount at any time, provided that the Operating Partnership pays a fixed rate price adjustment for any prepaid amount that accrues interest at the Fixed Rate. The Operating Partnership’s obligations under the Unsecured Credit Facility are guaranteed by us and certain of our subsidiaries.

The Secured Credit Facility requires the maintenance of certain financial covenants, including: (i) consolidated leverage ratio; (ii) consolidated fixed charge coverage ratio; (iii) consolidated tangible net worth; (iv) minimum borrowing base; and (v) minimum mortgaged properties. We are currently in compliance with all such covenants.

Use of Leverage

As of December 28, 2012, our leverage ratio, or the ratio of total debt, less cash and cash equivalents, to total real estate investments, at cost, was approximately 49.8%.

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